EXHIBIT 3.2b

The Amended and Restated Bylaws of Sunterra Corporation, as amended to date, have been amended to replace Section 1 of Article I thereof in its entirety with the following:

Section 1. Annual Meeting. The annual meeting of stockholders of Sunterra Corporation (the “Corporation”) shall be held each year at the principal office of the Corporation in the State of Maryland, or at such other place as may be determined the Board of Directors, during the period from and including February 15th to and including March 16th, at such date, hour and place within or without the State as may be fixed by the Board of Directors for the purpose of election of Directors and for the transaction of such other business as may properly come before the meeting. Failure to hold an annual meeting shall not invalidate the Corporation’s existence or affect any otherwise valid corporate acts.